Exhibit 99.1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 23rd day of January, 2025, among Delaware Energy, LLC, a New Mexico limited liability company, Eddy Lea Associates, LLC, a Texas limited liability company, Gable S Corporation, a Texas corporation, Sherman A. Scott, Shaesby Scott and Forest Dorn (collectively, the "Joint Filers").

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(g) or Section 16 of the Exchange Act ("Section 16") by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.   The Schedule 13G and any Form 3 or Form 4 that may be required under Section 16 (a "Section 16 Filing"), in each case, with respect to the Class A common stock, par value $0.01 per share, of Aris Water Solutions, Inc., a Delaware corporation, (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.   Each of the Joint Filers is eligible to use Schedule 13G, Form 3 or Form 4, as applicable, for the filing of the information therein contained.

3.   Each of the Joint Filers is responsible for the timely filing of the Schedule 13G, the Section 16 Filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

DELAWARE ENERGY, LLC

By: /s/ Shaesby Scott
Name: Shaesby Scott
Title: Chief Executive Officer

EDDY LEA ASSOCIATES, LLC

By: /s/ Shaesby Scott
Name: Shaesby Scott
Title: Manager

GABLE S CORPORATION

By: /s/ Vanessa Derouen
Name: Vanessa Derouen
Title: Treasurer

SHERMAN A. SCOTT

/s/ Sherman A. Scott
Name: Sherman A. Scott

SHAESBY SCOTT

/s/ Shaesby Scott
Name: Shaesby Scott

FOREST DORN

/s/ Forest Dorn
Name: Forest Dorn

[Signature Page to Joint Filing Agreement]